UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                     For the date of 19 December, 2006

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


For Immediate Release                                         19th December 2006


                   AIB completes sale of its stake in AIB/BNY


Following on from the communication issued on 31st August, 2006, Allied Irish Banks, p.l.c. ("AIB") (NYSE: AIB) announces that it has now completed the sale of its 50% stake in AIB/BNY Securities Services (Ireland) Ltd to The Bank of New York Company, Inc (BNY), having secured the required regulatory approvals.



                                    - ENDS -



For further information please contact:

Ronan Sheridan                                    Alan Kelly
Press Officer                                     General Manager, Group Finance
AIB Group                                         AIB Group
Bankcentre                                        Bankcentre
Ballsbridge                                       Ballsbridge
Dublin 4                                          Dublin 4
Tel: +353-1-6414651                               Tel: +353-1-6412162





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  19 December, 2006                            By: ___________________
                                                   John O'Donnell
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.